UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For May 8, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Notification of an acquisition of beneficial interest in securities

Johannesburg, Monday, 8 May 2017. In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Act”), Regulation 121(2)(b) of the Companies Act Regulations, 2011 (“the Regulations”) and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that Van Eck Associate Corporation has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Van Eck Associate Corporation amounted to 15.10% of the total issued shares of the Company.

Subsequently, Harmony received another notification that Van Eck Associate Corporation has sold interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Van Eck Associate Corporation now amounts to 14.92% of the total issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 72 4363512 (mobile)

8 May 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 8, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director